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EXHIBIT 99.1

FRIDAY FEBRUARY 16, 8:01 AM EASTERN TIME
PRESS RELEASE
SOURCE: BENTLEY COMMUNICATIONS CORP.

BENTLEY TO ADD NEW RARE COIN DIVISION TO AUTHENTIC COLLECTABLES ONLINE ...

LOS ANGELES, Feb. 16 /PRNewswire/ -- Bentley Communications Corp. (OTC Bulletin
Board: BTLY - news) -- keeping pace with last month's news regarding its new website, www.Authenticcollectablesonline.com, Bentley is now in negotiations to add a most valuable, massive collection of famous and documented sunken treasures including precious gems as well as gold and silver coins to its showcase, which will become available only through BentleyBlvd.com.s "upscale" virtual mall.

As well, Bentley, in a joint venture with The Financial Globe.com is proud to bring the "Guess the Dow" stock game to its "virtual mall" so visitors can participate in one of the hottest games on the net. The "Guess the Dow" stock game is held on a weekly basis and there is a guaranteed winner each week. Players can log on and change their entries up until Thursday at midnight. Participants can win Big Screen TV's, Digital Cameras, Computer Systems and more. The winner's prize will be valued at approximately $1,000.00.

The game will be available on Bentleys super hi-traffic sites at our "virtual mall" such as www.Twirlme.com, www.Bentleycommcorp.com and www.BentleyBlvd.com starting Monday. If you have not already registered to play, and would like to do so, point your browser to one of these URL's and click on the "Guess the Dow" pop up window and enter your Fridays "close" number today.

For information about the Financial Globe.com or if you would like to host the "guess the Dow" game on your site as well, please call toll free Gary Trump President/CEO of the Financial Globe.com at 1.888.864.9596 or visit the website.

In other news, the company is rescheduling its Annual General Meeting from February 26, 2001 to March 8, 2001 at the Los Angeles office at 2:00 p.m., so as to make available to its Shareholders the financial statements from the most recent quarterly period which will be included in the AGM information circular to be mailed to Shareholders of record as of Jan. 8, 2000. As reported in its 10QSB filing as of Feb 14, 2001 The company had a loss of only 1 cent per share for the quarter ending Dec. 31, 2000, and expects to show a modest profit by the end of the current quarter.

Safe Harbor for Forward-Looking Statements: Except for historical information contained herein, the statements in this news release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievement expressed or implied by such forward looking statements to differ materially from forecasted results. These risks and uncertainties include, among other things, product price volatility, product demand, market competition, risk inherent in the company's domestic and international operations, imprecision in estimating product reserves and the company's ability to replace and expand its holdings.

SOURCE: BENTLEY COMMUNICATIONS CORP.